BRANDON J. CAGE

Pacific Life Insurance Company

Assistant Vice President

Managing Associate General Counsel

Office of General Counsel

Phone: 949-219-3943

Fax: 949-219-3706

Brandon.Cage@pacificlife.com

September 23, 2022

Yoon Choo

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:	Separate Account A of Pacific Life Insurance Company (File No. 811-08946)

Pre-Effective Amendment No. 1 on Form N-4

Pacific Life Retirement Growth and Income Annuity (File No. 333-265390)

Separate Account A of Pacific Life & Annuity Company (811-09203)

Pre-Effective Amendment No. 1 on Form N-4

Pacific Life Retirement Growth and Income Annuity (File No. 333-265389)

Dear Ms. Choo:

On behalf of Pacific Life Insurance Company (“PLIC”) and Separate Account A of Pacific Life (811-08946), Pacific Life & Annuity Company (“PLAC”), and Separate Account A of PLA (811-09203) (hereinafter referred to as “Registrants”), set forth below are responses to Staff comments received on September 9, 2022, in connection with the above referenced Pre-Effective Amendment No. 1 (filed on August 26, 2022) on Form N-4. All disclosure changes include in this response will be made to all registration statements referenced above, as applicable, by pre-effective amendment unless otherwise noted below.

PROSPECTUS

Cover page

1.	Staff Comment: Please add a cross reference to the Fund appendix after the sentence that reads “ Purchase Payment(s) must be invested in the available Investment Option.”

Response: We made the requested modification.

Yoon Choo
September 23, 2022

2.	Staff Comment: Please consider including a statement regarding the free look period on investors replacing another annuity or life insurance contract.

Response: We will take this into consideration as we continue to review and make modifications to disclosure.

Charges, Fees and Deductions

Withdrawal Charge—How the Withdrawal Charge is Determined

3.	Staff Comment: In the second sentence, please change “not part” to “disregarded for purposes”.

Response: We made the requested modification.

Administrative Fee

4.	Staff Comment: Please add that the administrative fee will stop on the annuity date.

Response: We made the requested modification.

Premium Taxes – PL&A Version

5.	Staff Comment: In the first paragraph, there is a reference to a range of tax rates. Please revise for actual New York rates. Also, please consider whether the last sentence of this paragraph is necessary for this product.

Response: Premium taxes are based on the state of residence at the time of annuitization. Although the contract is issued in New York, the owner could change residence outside of the state. To provide more clarity, we bolded the existing sentence that states New York does not impose premium taxes and also modified the last few sentences.

Annuitization

Choosing Your Annuity Option – Annuity Options

6.	Staff Comment: How are the first set of Annuity Options different than the ones that are presented in the Other Annuity Options subsection. Can they be combined? If the two sections will remain separate, please clarify in the disclosure the reason why those under Other Annuity Options are presented separately.

Response: We combined the Annuity Options available under the Contract into one section and modified the disclosure accordingly.

STATEMENT OF ADDITIONAL INFORMATION

Pacific Life & Annuity Company and the Separate Account

Separate Account A - PL&A version

Yoon Choo
September 23, 2022

7.	Staff Comment: In the first paragraph, please disclose where the separate account is organized and under what state law it is governed.

Response: We made the requested modification.

EXHIBITS

Exhibit 99.(16) – Summary Prospectus for New Investors

8.	Staff Comment: To the extent relevant, apply all foregoing comments to the prospectus to the Summary Prospectus for New Investors (“ISP”).

Response: Duly noted. Any applicable changes will be carried over.

I believe that the foregoing is responsive to Staff comments. If you have any questions, please call me at (949) 219-3943. Thank you.

Sincerely,

/s/ Brandon J. Cage

Brandon J. Cage